Exhibit 11

Arrow Financial Corporation and Subsidiaries

Statement Re: Computation of Per Share Earnings

	1999	1998	1997	1996	1995
Basic Earnings Per Share:
Net Income	$12,859	$11,835	$10,997	$20,260	$12,424
Weighted Shares Outstanding	7,639	7,878	8,038	8,504	9,025
Basic Earnings Per Share	$1.68	$1.50	$1.37	$2.38	$1.38

Diluted Earnings Per Share:
Net Income	$12,859	$11,835	$10,997	$12,290	$12,424
Weighted Shares Outstanding	7,639	7,878	8,038	8,504	9,025
Stock Options - Equivalent Shares	102	121	109	88	76
Total Equivalent Shares	7,741	7,999	8,147	8,592	9,101
Diluted Earnings Per Share	$1.66	$1.48	$1.35	$2.36	$1.37